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                          March 25, 2022

       Craig Pommells
       Senior Vice President and Chief Financial Officer
       Cracker Barrel Old Country Store, Inc.
       305 Hartmann Drive
       Lebanon, Tennessee 37087-4779

                                                        Re: Cracker Barrel Old
Country Store, Inc.
                                                            Form 10-K for the
Fiscal Year Ended July 30, 2021
                                                            Filed September 24,
2021
                                                            Form 10-Q for the
Fiscal Quarter Ended January 28, 2022
                                                            Filed February 24,
2022
                                                            File No. 1-25225

       Dear Mr. Pommells:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-Q for the Fiscal Quarter Ended January 28, 2022

       Notes to Condensed Consolidated Financial Statements
       9. Net Income Per Share and Weighted Average Shares, page 16

   1. You state that the convertible senior notes have been excluded from the computation of diluted earnings per
share since the conversion price of the convertible senior notes exceeded the average
market price of your common stock. Please provide us with an analysis supporting
your accounting and tell us how you considered ASC 260-10-45-44 in reaching your
conclusion.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Craig Pommells
Cracker Barrel Old Country Store, Inc.
March 25, 2022
Page 2

      You may contact Ta Tanisha Meadows at (202) 551-3322 or Joel Parker at
(202) 551-
3651 with any questions.



                                                           Sincerely,
FirstName LastNameCraig Pommells
                                                             Division of
Corporation Finance
Comapany NameCracker Barrel Old Country Store, Inc.
                                                             Office of Trade &
Services
March 25, 2022 Page 2
cc:       Kara Jacobs, Vice President and Corporate Controller
FirstName LastName